LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA
Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE Date: May 27, 2005

Leeward Announces Closing of Private Placement

James W. Davis, President, is pleased to announce the closing of the private placement announced on April 14. A total of 1,312,215 units of Leeward at a price of $0.35 per unit were placed for $461,025. Each unit consists of one common share and two half warrants. The first half warrant is exercisable into one common share for a period of one year from closing of the Private Placement upon payment by the holder of $0.45 per common share. The second half warrant is exercisable into one common share for a period of two years from closing of the Private Placement upon payment by the holder of $0.55 per common share. Both warrants are subject to an accelerator clause, whereby if Leeward shares trade at or above the exercise price of the warrants for over a week the warrants must be exercised upon notice by the company. The securities to be issued pursuant to the Private Placement will be subject to a four-month hold period.

A finder's fee of a warrant to purchase units in an amount equal to 5% of the number of units placed at a price of $0.35 will be paid in relation to the Private Placement.

Funds raised will be used by Leeward for the exploration and development of Nithi Mountain Molybdenite Project and general working capital.

For further information, contact James W. Davis at (403) 265-4077, ext.1.


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No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

web page: http://www.leewardcapital.com e-mail: president@leewardcapital.com